

February 7, 2019

Donald Notman
Chief Financial Officer
OCULAR THERAPEUTIX, INC
15 Crosby Drive
Bedford, MA 01730

> **Re: OCULAR THERAPEUTIX, INC**
> **Registration Statement on Form S-3**
> **Filed on December 28, 2018**
> **File No. 333-229085**

Dear Mr. Notman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance